FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



March 30 2006
COLT TELECOM GROUP PLC (the 'Company')

Result of Extraordinary General Meeting

A resolution to approve necessary amendments to the Company's Articles of Association to enable the Company to deregister from the SEC, as set out in the circular to shareholders dated March 7 2006, was put before an Extraordinary General Meeting of the Company held earlier today and was passed by a significant majority (99.9% of votes cast).

Consequent actions

The Company will now take steps to terminate its ADR programme, cancel its NASDAQ listing and to deregister from the SEC. To comply with the conditions imposed by US regulators for SEC deregistration, it will reduce the number of US residents holding its Ordinary Shares and/or ADRs to less than 300 persons. The Company's current estimate is those US Holders with an interest in less than approximately 20,000 Ordinary Shares (equivalent to approximately 5,000 ADRs) will need to sell their Ordinary Shares. The final threshold will be determined and sale notices will be despatched on or about May 18 2006.

It is expected that a formal notice terminating the ADR programme will be sent to ADR holders on April 10 2006. The last date on which ADR holders can instruct the Depositary to exchange ADRs for Ordinary Shares will be June 10 2006. ADRs still in existence after that date will be cancelled by the Depositary and the Ordinary Shares representing those cancelled ADRs will be sold in the market and the proceeds less expenses, transfer taxes and the cost of sale will be remitted to the ADR holders. ADR holders who are not US persons, and US ADR holders who believe that they are above the threshold for mandatory sale, are reminded that they must take steps to exchange their ADRs for Ordinary Shares or their ADR holding will automatically be sold by the Depositary. US ADR holders should be aware that Ordinary Shares obtained in exchange for ADRs may still be subject to mandatory sale if their shareholding falls below the sale threshold. The Company's NASDAQ listing is expected to terminate on May 10 2006.

Copies of the resolution passed at the Extraordinary General Meeting will be submitted to the Financial Services Authority ('FSA') later today and will shortly thereafter be available for inspection by the public at the FSA's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. +44 (0)20 7676 1000) during normal business hours on any weekday (except public holidays).

Capitalised terms used in this announcement have the same meaning as the definitions set out in the Circular published by the Company on March 7 2006.

For further information please call Luke Glass at COLT on 020 7390 3900.



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 30 March 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary